CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of Zummo Flight Technologies Corporation:

We hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of our report dated September 22, 2021, with respect to the Balance Sheet of Zummo Flight Technologies Corporation as of December 31, 2019, and the related Profit & Loss Statement, Statement of Cashflows, and Statement of Shareholders’ Equity for the year then ended, and the related notes to the financial statements.

The above referenced report is a result of our independent audit performed for the year ended December 31, 2019, in which we were independent during the referenced periods. We also consent to the reference to our firm under the caption “Experts”.

/s/ Omar Alnuaimi, CPA

Naperville, IL September 22, 2021